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CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Worthington Steel, Inc. Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Worthington Steel, Inc., an Ohio corporation (the “Company”), on April 19, 2023, pursuant to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we transmitted for confidential submission the Company’s Draft Registration Statement on Form 10 (the “Draft Registration Statement”), including Exhibit 99.1 thereto.

Please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com, Alexa M. Berlin at (312) 777-7201 or alexa.berlin@lw.com, or Patrick Kennedy, Vice President, General Counsel and Secretary of Worthington Industries, Inc. at (614) 840-3355 or Patrick.Kennedy@worthingtonindustries.com with any questions or comments with respect to the Draft Registration Statement.

Very truly yours,

Sincerely,

/s/ Cathy Birkeland
Cathy Birkeland of LATHAM & WATKINS LLP

April 19, 2023

Enclosure

cc:	Alexa Berlin of Latham & Watkins LLP

Patrick Kennedy, Vice President, General Counsel and Secretary of Worthington Industries, Inc.